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Erin Energy Corporation
Q1 2017 Conference Call
May 11, 2017 at 11:00 a.m. Eastern

CORPORATE PARTICIPANTS
Lionel McBee - Director of Investor Relations and Corporate Communications
Jean-Michel Malek - Interim Chief Executive Officer
Daniel Ogbonna - Senior Vice President and Chief Financial Officer
John Hofmeister - Chairman
Carl Scharpf - Vice President In charge of Exploration
Ojay Uzoh - Vice President In charge of Asset Development and Production

PRESENTATION

Operator
Good day, ladies and gentlemen, and welcome to the 2017 First Quarter Results Conference Call for Erin Energy. My name is Andrea, and I will be your operator for today. As a reminder, today's call is being recorded for replay and will be available shortly after the conclusion of today’s call.

At this time, for opening remarks and introductions, I would like to turn the call over to Mr. Lionel McBee, Director of Investor Relations and Corporate Communications.

Lionel McBee
Thank you, Andrea, and thanks to everyone for joining the call today. On behalf of the management team, let me welcome you to today’s results conference call. Joining me on the call today are Jean-Michel Malek, Interim Chief Executive Officer; Daniel Ogbonna, Senior Vice President and Chief Financial Officer; the Chairman of our Board, John Hofmeister; Carl Scharpf, Vice President in charge of Exploration; and Ojay Uzoh, Vice President in charge of Asset Development and Production.

We will conduct the call today in the fire side chat format that we introduced on the last call and will address some of our recent news items as well as hit on the key financial and operational highlights from the first quarter. As always, following the discussion, the guys will be available for your questions.

Just a couple of housekeeping items before we begin. Today’s call is being webcast, and a link is available on the investor page of our website at erinenergy.com. A replay of today's call will be available shortly after the call, and a link to the re-webcast will be available on the Events section, shortly after the conference conclusion.

This conference call will include forward-looking statements, and the risks associated with forward-looking statements have been outlined in our news release announcement issued last evening and in our SEC filings. Following the remarks and discussion, we will turn the call over to conference coordinator and take questions for management.

And with that, I will start by introducing Jean-Michel for some opening comments on recent developments in the company.

Jean-Michel Malek
Thank you, Lionel, and good morning, everyone. In the first quarter of this year we secured the necessary capital and a sixth generation deepwater drilling rig from Pacific Drilling for our planned Oyo field development well. The operational planning process has now reached an advanced stage with expected spud date at the end of July of this year.

This development well, the Oyo-9 well, is projected at 6000 to 7000 barrels of oil to field production. In addition, Oyo-7 is planned to be brought back to production as part of this project by installing a gas lift line for well startup and continuous lift assistance. Total field production is expected to increase to about 12,000 to 13,500 barrels of oil per day with the successful execution of this development program.

As we have stated previously, we also look to extend the contract with Pacific Drilling, depending on availability of funds, to drill one or two Miocene exploration wells on OML 120. We believe our greatest shareholder value creation opportunities are in our Miocene exploration prospects on OMLs 120 and 121.

In relation to this, we are having discussions with our majority shareholder, who have indicated that they are ready and willing to support the company for this Miocene drilling. Also during this quarter we entered into a farm-out agreement with FAR on our offshore blocks in the Gambia, which Carl will discuss in more detail on today's call.

And now, I will turn it over to Daniel.

Daniel Ogbonna
Thank you, Jean-Michel. I would like to review the financial highlights of the first quarter 2017.

For the first quarter, Erin Energy reported revenues of $31.3 million compared to $4.9 million during the first quarter of 2016. In the first quarter, the company lifted and sold approximately 597,000 net barrels of oil at an average price of $52.41 per barrel, compared to approximately 161,000 net barrels of oil at an average price of $30.54 per barrel during the same period in 2016.

We reported a net loss in the first quarter of $26.5 million, or $0.12 per basic and diluted share, compared to a net loss of $32.4 million, or $0.15 per basic and diluted share for the first quarter 2016. Average daily production for the first quarter was approximately 5,500 net barrels of oil per day compared to 1,800 net barrels of oil per day for the comparative period in 2016.

We continue to explore various ways to reduce our operating expenditures, including the rationalization of our assets and footprint across Africa. We are also working with our vendors to negotiate reductions in our accounts payable, which we view as vital in cleaning up our balance sheet.

Lastly, in the first quarter we completed a $100 million debt financing for the development of Oyo field, and now we are focused on various avenues for new capital for exploration of drill-ready prospects in OML 120, 121. As you know, we believe our exploration prospects are key value drivers for the company.

I will now turn it back to Lionel.

Lionel McBee
Thank you Daniel. With that, I'll bring John into the discussion. John, obviously a big thing on investors' minds is that after seven years of service on our board you have chosen along with Wayne and Bill to step down. Perhaps you can give a little color and insight into this decision. And then it would be great if you could hit on what you think we might see in the coming year for the industry.

John Hofmeister
Well, thank you, Lionel. And yes, I’m happy to address what may be a question on some investors’ minds about why the turnover on the board. I would put it simply as it’s a diverse set of reasons why it happens to come together. But it comes together, because in my view, the most orderly transition that the board can make is to make changes at the shareholders’ meeting so that there is time to think about, read about, and contemplate the new proposed board members who will represent the shareholders. And there is time at the shareholder meeting for people who attend to ask questions and be informed, because I think that turnover is a normal part of business.

For me it's quite simple. I have been at this for a very long time. I’m in my 70th year. Seven is different than six, when you put that number in front of your name, and I can feel the difference, tell the difference, and I think I look the difference as well. I didn’t used to have certain wrinkles, and I actually had black hair once upon a time. I’m fortunate to still have hair, so I’m grateful for some things. But it's my time to go.

I discussed it with the major shareholder, majority shareholder and other shareholders along the way. I felt that 2016, early 2017 was a significant time for the company in terms of assuring the new debt financing that would take us to the next level of our growth strategy. And that having been completed, thanks to the good work of our senior leaders and people all over the company, in Africa as well as in here in Houston. That was a major accomplishment, and better to leave on a high note where we have people gainfully employed in the next phase of growth than to leave in a period of perhaps more significant uncertainty. So I agreed with the major shareholder, majority shareholder that I would depart at the AGM. And so, in my case, it’s part of my phasing out of board service as part of my career change overtime.

With respect to Wayne McConnell, and Wayne has authorized me to speak on his behalf, his business, as you know he is a public accountant. He is doing very, very well and has been on a growth trajectory for some years. He has several years of working experience left in which he wants to grow the company even further. And so, he said to me several months ago that he really feels the need to commit himself to the growth of his own company, and that that’s going to take an extraordinary amount of time, and he thinks it's better to find a replacement for him on the board.

And in the case Bill, Bill has been on the board a very long time. He has been through the turmoil in his own private business with respect to the conditions of the industry as an independent driller, and he feels the need to really move on so he can focus on his success in what is a very difficult operating environment in which he really needs to concentrate.

So the three of us, for different reasons, came to a similar conclusion, all of which has been discussed with the majority of shareholder, and frankly, we set to work on looking for new board members. I think we’re proud to present shareholders new individuals, ready to go, committed and signed up for what are the next steps along the way, and I think to prevail on behalf of shareholders over the coming months as we go through what I think will be a very exciting growth period.

The idea of actually talking in real terms about penetrating the Miocene has been something that we’ve been looking forward to certainly for all seven years that I’ve been on the board. And now we're right on the precipice. We can fund ourselves in a short-term with the Oyo-7, Oyo-8, and Oyo-9, which all three together should enable us to bring our payables to a much better position than they currently are and to look after our cash flow as we need to spend money in the future.

We’re still going to be looking for more capital, the new board will be looking for more capital. That’s an essential requirement of any upstream company, but with our asset base, which hasn’t changed a bit as a consequence of any departing board members, our asset base remains first class. I would call it world class. I feel very good about what is in store for shareholders down the road. And so, it’s with that confidence that I feel it’s a good time to step away and start to shift to my next decade of what I intend to do.

So I would like to say thanks to you, the investor community, for your patience, your forbearance, your perseverance, your commitment, because I know that sometimes we’re a difficult company to like. And I've been working for other companies that are sometimes difficult to like, because of various and sundry circumstances of which we share in some of those like any upstream company.

The oil price uncertainty, the volatility of operating conditions, whatever it may be, and the geopolitics of the energy business, all of these things we face, and it's not like we’re producing loaves of bread every morning off the assembly line. We have lots of vagaries in our business, and thank you for your awareness of that and your sustained commitment.

I would also like to thank the management of this company, who I think are doing a fine job, satisfying the expectations of the board. There is always more we could do, there is never enough. But they are committed, dedicated people, and I think executing well. And all the people of this organization, I think we owe a debt of gratitude to them, because they live with the uncertainty that we all live with, and that’s not always easy. And I’d also like to thank my fellow board members, those who are remaining and those who are just joining, assuming the shareholders approve next week.

So that’s kind of a response, Lionel, to your first point. I’d also make just a brief comment on the CEO and thank Jean-Michel for his ongoing superb leadership of the organization in this interim period. We don’t have anything new to report on the next CEO, but when we are ready we will pass along what information we have, but in the meantime I’m very confident that we are well led and will continue to be well led.

So let me stop there, and if people have questions later about how we see the oil price environment or other factors relative to the board, I’m more than happy to take those questions.

Lionel McBee
Okay, thanks, John. Now I would like bring Carl into the discussion to talk about some of our recent developments and the work he and his team have doing on the exploration side of the business. Carl, there are a couple of things I’d like you to talk about. One, it would be great if you could give a little color on our recent farm-out of the Gambia assets to FAR and what it means for the company; and two, we recently added the Oyo Northwest prospect to our presentation. I think touching on the significance of that as well as the exploration potential as a whole on the Nigerian assets would be good.

Carl Scharpf
Thank you, Lionel. The rationale for farming out our position in the Gambia is that it provides us with a secured funding base for an exploration well planned for late 2018. It additionally allows us to recoup much of our investment. FAR also brings its technological experience in the blocks adjacent to ours in the Senegal. We entered into a definitive farm-out agreement with FAR, whereby FAR will acquire 80% interest and operatorship of our two blocks in the Gambia. Erin will retain 20% working interest in both blocks.

Under the terms of farm-out agreement, which is subject to government approval by the Republic of the Gambia, upon receipt of their approval FAR will pay Erin Energy a purchase price of $5.18 million and a carry of up to $8 million of the company’s share of a planned exploration well to be drilled in late 2018. FAR and Erin expect to undertake a 3D seismic reprocessing and interpretation project during 2017 in order to mature our prospects for drilling in late 2018.

Fortunately, FAR recognized the value of this project and the time where lower offshore exploration funding worldwide has been seen. This allows us to focus our resources on other areas like Nigeria exploration. They bring their technical experience in the adjacent block to the north, where they discovered SNE field, which they report as having 2C resources of 641 million barrels of oil on 100% basis un-risked, recoverable. FAR has participated in eight wells drilling offshore Senegal with a 100% success rate to date. Their experience could lead to reduced costs and shorter cycle time first production in the Gambia.

Concerning the exploration potential of our Gambia Blocks, Erin Energy’s blocks are in a rapidly emerging offshore Mauritania-Senegal-Guinea-Bissau Basin in West Africa. They are adjacent and on-trend with FAR’s world-class discovery and offshore in Senegal. We have mapped our new 3D seismic data and identified a large undrilled exploration prospect on trend with these discoveries in Senegal. It is a similar shelf-edge play that’s been identified and targeted in Senegal.

Concerning the exploration potential of Nigeria Blocks, our blocks sit within the highly prolific Niger Delta where over 40 billion barrels of oil have been discovered. We’re flanked by the giant fields, like Bonga, Erha, and Bosi. We’ put together a deep high-value exploration portfolio in the offshore Nigeria Blocks. Years and years of technical work have been put into refining our interpretations.

Four prospects are drill-ready with permits, and a fifth will be added soon. We have high-graded three prospects for drilling: G, Ereng, Oyo Northwest, which Lionel mentioned. It just sits nine kilometers from our existing Oyo field, which is currently producing. We have existing infrastructure on our blocks, which significantly shortens the time to first production upon discovery. Upon success, we have the ability to tie back the initial wells to our existing FPSO, which has spare capacity. This will provide us with valuable information while we appraise the fields for full development.

In March of this year, we announced the execution of a drilling service contract with Pacific Drilling for use of the Pacific Bora drilling rig. We plan to use this rig to drill the Oyo-9 well in Oyo field. Under the contract, the company has the option to drill up to two additional planned exploration wells. We see the significant exploration potential sitting beneath our blocks in offshore Nigeria.

I’d like to turn it back to you now, Lionel.

Lionel McBee
Thanks, Carl. That’s very helpful. And now we will open the lines for your questions. Operator?

QUESTIONS AND ANSWERS

Operator
We will now begin the question-and-answer session. To ask a question, you may press star, then one on your touchtone phone. If you are using a speakerphone, please pick up your handset before pressing the keys. To withdraw your question, please press star, then two. At this time, we will pause momentarily to assemble our roster.

Our first question comes from Steven Green of Ordinance Capital. Please go ahead.

Steven Green
Yes, Lionel, hi. This is Steven Green. You mentioned on your script remarks that the parent company was willing to step in and fund the Miocene or additional commitment from the parent company. Can you just explain that a little further?

Jean-Michel Malek
Hi, Steven. This is Jean-Michel. We’re in discussions with them. As we all are here, and management and the board really strongly believe in the exploration prospects in Nigeria and the Miocene. And we’ve been discussing with them how they can support us for that. I mean the discussions are ongoing, and so the nature of that is still to be worked out. It could be funding, it could be some sort of guarantee. There are a number of different ways to approach that.

So, we’re not that far down the road, but we know they want to support us, and they’ve indicated their willingness, their readiness to do that. In the meantime, we’re also exploring other avenues for funding that. So we’re not totally locked into the major shareholder, but we do think that we’re optimistic.

Steven Green
Right, and can you just talk about the discussions—I know there are ongoing discussions—but about the FPSO and the accounts payable refunding or renegotiations?

Daniel Ogbonna
Right, this is Daniel. As I mentioned earlier, we’re in current discussions with various vendors in terms of trying to reduce our accounts payable, because we believe that’s a vital process in trying to clean up our balance sheet. The conversations with the FPSO owners is still ongoing, but we’re confident that we’re going to reach an eventual conclusion with them shortly.

Steven Green
Okay. Thank you.

Operator
Again, if you have a question, please press star then one. Our next question comes from Ben Gecaj of GMS Partners. Please go ahead.

Ben Gecaj
Yes, good morning. This question is for John Hofmeister. Just wanted to see what his outlook is now with current events for oil prices.

John Hofmeister
I’m going to reach down and get my crystal ball, Ben. Actually I'll be right back with you, but here’s my take. As some of you who have heard me speak publicly on this issue, this whole manmade debacle of the oil price collapse at the end of 2014 had everything to do with the geopolitical relationships between Saudi Arabia, Russia, and Iran, with the absence of the United States in that period as a real player. And the only weapon or the only tool in the Saudi toolkit to try to impress Iran and Russia with its outlook on the future was the production of oil.

And the Saudis could see the surplus, they understood the surplus, and they decided to pile on the surplus, trying to teach some economics to the Russians and to the Iranians. They spent nearly $600 billion of sovereign capital to try to make the point. It frankly didn’t work very well. While the Saudis were degrading their own financial stability, the Russians and Iranians simply allowed theirs to deteriorate simultaneously. So it all proved pretty much nothing.

But what it did is, it set an appetite around the world to get as much cash as you can for as long as you can by producing and continuing to produce, other than the shale folks particularly in the United States, and the global players who look for three- to five-year outlooks on their capital spend.

So what we’ve seen is a dramatic collapse on the shale activities in the United States, which are slowly clawing their way back, and I say slowly, because we’re still under 900 rigs and we were once at 1600 rigs in the US. That’s a big, big difference. Yes, the rigs are more productive now and yes, there are new technologies afoot, which enable more production sooner. But still, we’re still a fraction of the industry we were in the United States.

Meanwhile, the global players, the big guys and the international crowd, have really deferred enormous, hundreds of billions of dollars of capital spending, which is setting up what I consider to be the conditions for a shortage of oil, once we have worked off the surplus. So we’re in the midst of working off the surplus. That’s why we’re seeing oil between, let's say $45 and $55 barrel, up from $26 at the low point.

Working off the surplus is the most important thing that the industry can do right now in order to get a more stable and an even higher price, because frankly, as I talk to independent operators in this country and the US, and as I talk to some of my former peers in the majors, $45, $47 is not a good oil price for the world in which we operate. All those so-called productivity gains that everybody has been bragging about are evaporating because, as the oil drilling returns and as the price rises, guess what, the supply chain is putting their prices back to where they used to be.

And they were surrendering price faster than each other, they were racing to the bottom frankly, just to keep some volume in their factories or in their service commitments, and that’s not a sustainable business. And even as recently as last week, I read an article about the amount of negative cash flow that some of the independents are experiencing in their financials currently at the low-50 price level. So I don’t believe this that people can make money at $50. I think they can make money at $50 if they’re not counting their capital expenditure, and that’s just a personal point of view.

And the prices are going to continue to rise in the independent world of the Permian basin and elsewhere as the shale oil folks try to get back into production. Meanwhile, globally I think prices will rise also as the surplus shrinks and as the demand of the world continues to slowly increase. There’s always a formula out there for when does demand-supply equilibrium actually arrive. And nobody can guess the day on which it happens or the week or the month, but it's a process that over time we know inevitably will, because nothing prevents wells from declining once they’re being produced, and nothing slows down the demand requirement of consumers once they are into the mobility and have the means by which they can afford their own mobility. That’s mobility in the air, on the sea, and certainly on the highway.

And for natural gas, we’re going to continue to see natural gas continue to grow with all the concerns about CO2, and so the consequence will be a sustained demand, healthy demand, in my view, but the question of is it mid ’17, is it late ’17, is it early ’18, mid ’18 on when we reach that equilibrium point, and I don’t think we know that. But when we reach equilibrium and the surpluses turn into first equilibrium and then shortages, because the capital has not been spent for two, three, maybe even four years to increase production, I think then we’ll see prices reach the $70 and $80 level, which then puts everybody in a better position. And we’ll have confidence to put more capital into the future production, in particular the offshore.

But it's still a time of uncertainty. I don’t get too scared when I see $47, $46, $45, because all that does is it just sells more volume, and it moves the equilibrium forward faster as I see it. And I think we get to the $53, $54, $55, it builds a little bit of confidence, people start to dust off their plans, but I think we’ll all be better off when we get past the 60 number and into the 70s and 80s.

And whether that’s this year, I don’t know, but hopefully it’s not later than next year, because that price affects us as well. For our amount of production, we’re a whole lot healthier at 60, 70, 80 than we are at 40 and 50, in terms of our own production. So we pay close attention to that. I hope that responds to your question.

Ben Gecaj
Thank you.

Operator
Again, if you have a question, please press star, then one. And next we have a follow-up question from Steven Green of Ordinance Capital. Please go ahead.

Steven Green
I was wondering, this is, I guess for Lionel or Jean-Michel, when are you ready to start telling your story? It seems like we’re in the precipice of drilling a Miocene field, which has over two billion barrels of oil hopefully and we’re going to have another production well in the next three-to-four months. Is it time to start telling you story or you have to wait till the balance sheet gets cleaned up?

Lionel McBee
We believe that we’re getting to that time now. We have actually just this week been sitting down and starting to plan out the calendar for the rest of the year. I do think that the balance sheet is a key component, but getting out there and ahead of that and getting in front of people, I mean we have a good story to tell. And we’re making progress on those things that need to be cleaned up in order to get out in front and on the road.

Daniel Ogbonna
Hi, Steve. This is Daniel. To add to what Lionel mentioned, if you look at the steps that we put in place as we begin to tell our story, one was first of all, raise the money for the Oyo-9 development, and then the second is then having Oyo-9 development started, and then cleaning up the balance sheet and again, raising capital for the exploration.

I think that storytelling has already started. The planning stages have already begun, and we are now in the execution stage. So I think within the next few quarters you’re going to be seeing more of us on the road telling that story, because we believe now that we can say as we check off some of that playbook items that the story is now being solidified in terms of showing the investors and potential investors that we have a plan and we’re developing and executing on those plans.

Steven Green
Alright. Is there enough float or activity to get institutions involved in the stock I mean?

Jean-Michel Malek
I mean, that will come. Right now, to be honest, no. The volume is low, but as we get out on the road more and as the activity picks up, that will come.

Daniel Ogbonna
So again, this is Daniel. So one of the things that we’re doing, obviously, as you know that our float is only about 14%. One of the goals that we have in terms of our financial outlook is to increase the float, and that would eventually increase the volume, and that will attract institutional investors into the mix. So the plan is obviously and definitely to bring in institutional investors in the longer term.

But as you mentioned, this is done step-by-step. First, we have to deliver on the $100 million and now we’re in the process of delivering the Oyo-9 development well. And once we bring it online, I think that begins to solidify and again point to our execution ability, and that makes the story more interesting. And then you have this overhang of us, the exploration prospect that as you also stated, over two billion barrels of resource equivalent that we want to go after.

So that’s the value driver for the company. But we have to go through this stage to get to this point to be able to make that story more believable. And we believe we are now ready to start telling to that story.

Steven Green
Alright. Thank you.

Operator
Our next question comes from Mike Breard of Hodges Capital. Please go ahead.

Mike Breard
Yes. You mentioned you hope to start drilling in late July. Is that a pretty firm date or does that drilling rig needs some work to become active again? How confident are you in that date?

Jean-Michel Malek
Ojay, you want to take that?

Ojay Uzoh
Yes. Hi, Mike. I think we have a spot window between mid-June and July, I think we got into a point where we think that spot is likely going to be between mid- and end-July. So I think that—I don’t think we are going to exceed end July, because that’s actually the window. So we’re definitely going to be able to [audio disruption] by that time.

Mike Breard
Okay, good. Thank you.

CONCLUSION

Operator
This concludes our question-and-answer session. The conference has also concluded. Thank you for attending today's presentation. You may now disconnect your lines.

Erin Energy Corporation
May 11, 2017 at 11:00 a.m. Eastern